UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2025

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 1-03560
________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNERA CORPORATION 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNERA CORPORATION

9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

Magnera Corporation 401(k) Savings Plan
Table of Contents
December 31, 2025 and 2024

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Financial Statements	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4 –9
Notes to Financial Statements
Supplementary Information
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	10

1

Report of Independent Registered Public Accounting Firm

Investment Committee and Participants of the Magnera Corporation 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Magnera Corporation 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since 2018.

Rochester, New York
June 29, 2026

Magnera Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at Fair Value
Money Market Funds	$6,432,444	$8,508,755
Mutual Funds	78,744,813	75,813,247
Common Collective Trusts	55,077,119	56,061,735
Stock Fund	124,570	210,593
Notes Receivable from Participants	2,123,752	2,068,522

Net Assets Available for Benefits	$142,502,698	$142,662,852

See Notes to Financial Statements.

Magnera Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
Net Appreciation in Fair Value of Investments	$17,729,577	$19,133,368
Interest and Dividends	1,994,893	2,194,357
Interest on Notes Receivable from Participants	177,804	165,242
Contributions
Participants	3,855,429	4,155,439
Rollovers	2,030,764	1,011,192
Employer	78,502	2,429

Total Contributions	5,964,695	5,169,060

Benefits Paid to Participants	(25,899,100)	(21,287,816)
Administrative Expenses	(128,023)	(132,408)
Net Increase In Net Assets	(160,154)	5,241,803
Net Assets Available for Benefits
Beginning of Year	142,662,852	137,421,049

End of Year	$142,502,698	$142,662,852

See Notes to Financial Statements.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 1 - Description of Plan

General – The following description of the Magnera Corporation 401(k) Savings Plan (the “Plan”) formerly known as Glatfelter 401k Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible employees of legacy Glatfelter Corporation’s “Corporate Group,” which includes the Charlotte, North Carolina and Pennsylvania corporate operations, its Fort Smith (“FS”) Group, its Mount Holly (“MTH”) Group, and its Jacob Holm Plan Participants (“JH”) each as defined in the Plan document, (collectively, the “Company”) who have completed 30 days service.

Merger – On November 4, 2024, Treasure Holdco, Inc., which was a wholly owned subsidiary of Berry Global Group, Inc., completed its merger with the Glatfelter Corporation which concurrently changed its name to Magnera Corporation. Subsequently, the Treasure Holdco, Inc. 401(k) Plan and its related trust with assets of $189,223,901 were merged with and into the Magnera 401(k) Savings Plan on January 1, 2026. The Plan was amended and restated effective January 1, 2026 primarily to consolidate amendments made subsequent to the last amendment and restatement of the Plan; to reflect the merger of the Treasure Holdco, Inc. 401(k) Plan with and into the Plan; to reflect changes in the design and operation of the Plan to be implemented beginning in the 2026 plan year; and to reflect additional changes as required or permitted by applicable law.

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute on a pre-tax basis and/or on a Roth after-tax basis, through payroll deductions, up to 50% of their compensation as defined in the Plan document. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

The Company provides a discretionary non-elective contribution to all participants (“Discretionary Contribution”). Employees are eligible after completing 30 days of service and only compensation paid after becoming eligible will count for purposes of this contribution. The discretionary contribution as a percent of eligible wages was 3% in 2025 and 7% in 2024.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of certain bonuses they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company Discretionary Contributions described above.

Participants may allocate contributions among available investment options. Employer contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the Magnera Corporation unitized stock fund (the "Stock Fund"). As of January 17, 2023, investment elections for contributions and transfers into the Stock Fund were prohibited

Replacement Suspense Account – In connection with the 2019 termination of the overfunded Glatfelter Retirement Plan (the “Pension Plan”), the Plan is intended to serve as a qualified replacement plan within the meaning of section 4980(d) of the Internal Revenue Code. As such, the Plan established a suspense account (the “Replacement Suspense Account”) which includes reversionary excess Pension Plan assets into the Replacement Suspense Account. Monies available in the Replacement Suspense Account will be allocated to participant accounts to fund the Discretionary Contributions discussed above in Note 1. During 2025 and 2024, $1,211,358 and $4,006,683, respectively, from the Replacement Suspense Account was used to fund employer Discretionary Contributions and the balance in the Replacement Suspense Account was $67 and $1,189,203 at December 31, 2025 and 2024, respectively.

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. For Corporate Group employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

FS employees become fully vested in matching and fixed employer contributions upon attaining 3 years of service and are 0% vested until that time.

For all participants, the Company Discretionary Contributions are 100% vested after three years.

Each participant’s account is credited with or debited by, as applicable, (a) the participant’s contributions, (b) allocations of the Company’s contributions, (c) applicable earnings (losses), and (d) an allocation of any Plan administrative expenses that are paid by the Plan, each based on eligible compensation, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions, or pay Plan administrative expenses. During 2025 and 2024, Company contributions were reduced by $386,122 and $295,840, respectively, by forfeitures. At December 31, 2025 and 2024, forfeitures totaled $2,033 and $79,400, respectively.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $7,000, in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $7,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances, participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources or upon obtaining age 59 ½.

Notes Receivable from Participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by up to 50% of the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2025, interest rates ranged from 4.25% to 9.5% with maturity dates ranging from 2026 to 2037. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments held in the Plan are stated at fair value. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Investment Fees – Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund's investment earnings activity and thus are not separately identifiable as an expense.

Subsequent Events – The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements. As previously noted in Note 1, the Plan completed a merger and Plan restatement effective January 1, 2026.

Note 3 – Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1
Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3
Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Quoted market prices are used to value money market and mutual fund investments. The Stock Fund is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Common collective trusts are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

The following tables set forth the Plan’s investments at fair value. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

	December 31,	December 31,
	2025	2024
Level 1
Money market funds	$6,432,444	$8,508,755
Mutual funds	78,744,813	75,813,247
Stock fund	124,570	210,593

Total investments measured at fair value – Level 1	85,301,827	84,532,595

Common collective trusts, at net asset value (a)	55,077,119	56,061,735

Investments at fair value	$140,378,946	$140,594,330

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 4 - Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

In the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Note 5 - Tax Status

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Related Party Transactions

The Plan provides participants the election of an investment in Magnera Corporation’s common stock through the Stock Fund, a unitized company stock fund. As of December 31, 2025 and 2024, the Plan held common stock issued by the Company as follows:

	Years Ended December 31,
	2025	2024
Shares of Magnera Corporation common stock	8,138	11,383
Fair value	$123,209	$206,829

For the years ended December 31, 2025 and 2024, recordkeeping and investment management fees were netted against net depreciation/appreciation in the Statements of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan's investments in the Stock Fund.

	Years Ended December 31,
	2025	2024
Units of the Stock Fund	91,266	128,465
Per-unit price	$1.35	$1.61
Equivalent shares of Magnera Corporation common stock	8,138	11,383

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on the participant's investment is based on the value of units, which, in turn, is determined by the market price of Magnera Corporation common stock and by the interest earned on a percentage of the fund's market value held in a money market fund. Magnera Corporation common stock held by the Plan as of the end of 2025 and 2024 had a market value of $124,570 and $210,593, respectively, invested in the Stock Fund. A percentage of the total market value of the Stock Fund is held in a money market fund to facilitate daily participant trading.

Certain investments in the Plan are in shares of mutual funds and a money market fund that are managed by Fidelity Management Company, the trustee of the Plan.

In addition, the Plan issues notes receivable to participants, which are secured by up to 50% of the balances in the respective participants' accounts.

The above related-party transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Plan for the investment in the Company’s common stock amounted to $0 and $10 for the years ended December 31, 2025 and 2024, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $43,581 and $38,656 for the years ended December 31, 2025 and 2024, respectively.

On December 14, 2022, the Compensation Committee approved an amendment to the Plan whereby, effective as of January 17, 2023, the Stock Fund was frozen to new contributions and participation.

Note 7 - Risks and Uncertainties

The Plan invests in various securities including common collective trusts, money market funds, mutual funds, and the Stock Fund. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Magnera Corporation 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2025

Employer Identification Number: 23-0628360
Plan Number: 017

(a)	(b)	(c)	(d)	(e)
*		Description of Investment including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value
	Schwab Indexed Retirement Trust Fund 2020	Common Collective Trust	N/A	$3,071,586
	Schwab Indexed Retirement Trust Fund 2025	Common Collective Trust	N/A	6,277,472
	Schwab Indexed Retirement Trust Fund 2030	Common Collective Trust	N/A	10,983,027
	Schwab Indexed Retirement Trust Fund 2035	Common Collective Trust	N/A	12,843,027
	Schwab Indexed Retirement Trust Fund 2040	Common Collective Trust	N/A	7,280,769
	Schwab Indexed Retirement Trust Fund 2045	Common Collective Trust	N/A	5,481,352
	Schwab Indexed Retirement Trust Fund 2050	Common Collective Trust	N/A	3,226,094
	Schwab Indexed Retirement Trust Fund 2055	Common Collective Trust	N/A	2,526,706
	Schwab Indexed Retirement Trust Fund 2060	Common Collective Trust	N/A	3,387,086
	Vanguard FTSE Social Index Fund Admiral	Mutual Fund	N/A	675,738
	Vanguard Total International Stock Index Fund	Mutual Fund	N/A	3,374,809
	Vanguard Equity Income Admiral Shares	Mutual Fund	N/A	3,676,216
	Vanguard Federal Money Market Fund	Money Market	N/A	68
	Vanguard Extended Market Index Fund; Institutional Shares	Mutual Fund	N/A	8,646,262
	Goldman Sachs Small/Mid Cap Growth Fund; R6	Mutual Fund	N/A	1,120,687
	Diamond Hill Small-Mid Cap Fund; Y	Mutual Fund	N/A	1,767,242
*	Magnera Corporation	Common stock	N/A	124,570
*	Fidelity Intermediate Bond Fund	Mutual Fund	N/A	2,988,865
*	Fidelity Puritan Fund; K	Mutual Fund	N/A	3,478,003
*	Fidelity US Bond Index Fund	Mutual Fund	N/A	2,313,980
*	Fidelity 500 Index Fund	Mutual Fund	N/A	26,088,555
*	Fidelity Government Money Market Fund Premium Class	Money Market	N/A	6,432,376
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	N/A	24,614,456
*	Participant Loans	4.25% - 9.50%; maturing 2026 through 2037	N/A	2,123,752
			TOTAL	$142,502,698

*   denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNERA CORPORATION 401(K) SAVINGS PLAN

June 29, 2026	By:	/s/ Amanda D. Hart
Amanda D. Hart
Executive Vice President, Global Human Resources

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Public Accounting Firm, filed herewith.